Exhibit 99.4

KITOV PHARMA LTD.

April 19, 2020

Holder of Existing Warrants

Re:	Inducement Offer to Exercise Warrants to Purchase Ordinary Shares Represented by ADSs

Dear Holder:

Kitov Pharma Ltd. (the “Company”) is pleased to offer to you the opportunity to exercise all of the warrants to purchase Ordinary Shares represented by American Depositary Shares (“ADSs”) issued on March 16, 2020 as part of the Company’s public offering of units, as set forth on the signature page hereto (the “Existing Warrants”) currently held by you (the “Holder”). The Existing Warrants and the ADSs underlying the Existing Warrants (“Warrant ADSs”) have been registered pursuant to the registration statements on Form F-1 (File No. 333-235729) the “Registration Statement”). The Registration Statement is currently effective and, upon exercise of the Existing Warrants pursuant to this letter agreement, will be effective for the issuance and sale of the Warrant ADSs. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Existing Warrants.

In consideration for exercising in full all of the Existing Warrants held by you and set forth on the signature page hereto (the “Warrant Exercise”) at the Exercise Price per ADS set forth in the Existing Warrants of $0.325 per Warrant ADS, the Company hereby offers to issue you or your designee:

a new unregistered warrant to purchase Ordinary Shares represented by ADSs (“New Warrant”) pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (“Securities Act”), to purchase up to a number of ADSs equal to 110% of the number of Warrant ADSs issued pursuant to the Warrant Exercise hereunder, which New Warrant shall be substantially in the form of the Existing Warrants, as reflected in Exhibit A hereto, will be exercisable immediately, and have a term of exercise of 5.5 years, and an exercise price equal to $0.325.

The original New Warrant certificate(s) will be delivered within two (2) Trading Days following the date hereof. Notwithstanding anything herein to the contrary, in the event the Warrant Exercise would otherwise cause the Holder to exceed the beneficial ownership limitations (“Beneficial Ownership Limitation”) set forth in Section 2(e) of the Existing Warrants (or, if applicable and at the Holders’ election, 9.99%), the Company shall only issue such number of Warrant ADSs to the Holder that would not cause the Holder to exceed the maximum number of Warrant ADSs permitted thereunder with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the Existing Warrants which shall be deemed prepaid thereafter (including the payment in full of the exercise price), and exercised pursuant to a Notice of Exercise in the Existing Warrant (provided no additional exercise price shall be due and payable).

Expressly subject to the paragraph immediately following this paragraph below, Holder may accept this offer by signing this letter below, with such acceptance constituting Holder's exercise in full of the Existing Warrants for an aggregate exercise price set forth on the Holder’s signature page hereto (the “Warrants Exercise Price”) on or before 4:00 p.m., Eastern Time, on April 19, 2020 (the “Execution Time”).

Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto.

Holder represents and warrants that it is an “accredited investor” as defined in Rule 501 of the Securities Act, and agrees that the New Warrants will contain restrictive legends when issued, and neither the New Warrants nor the ADSs issuable upon exercise of the New Warrants will be registered under the Securities Act, except in the discretion of the Company.

At the time Holder was offered the New Warrants, it was, and as of the date hereof it is, and on each date on which it, or any transferee thereof, exercises any New Warrants, it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act; (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act; or (iii) if Holder is located in the State of Israel, (A) an Israeli investor which falls within the scope of one of the criteria of Classified Investor pursuant to the First Addendum of the Securities Law, purchasing for itself, and (B) located outside the United States and not a “U.S. Person” as defined in Rule 902 under the Securities Act, or (iv) if the Holder is located in another non-U.S. jurisdiction, (A) a non-USA and non-Israeli investor qualifying as a “Qualified Investor” listed under the First Schedule of the Israeli Securities Law 5728-1968, or the foreign equivalent thereof, purchasing for itself, and (B) located outside the United States and not a “U.S. Person” as defined in Rule 902 under the Securities Act; and undertakes that it will provide the Company with appropriate documentation to such effect, as required under applicable Israeli or other relevant law and regulation.

At the time Holder was offered the New Warrants, it was not, and as of the date hereof it is not, and on each date on which it or any transferred thereof exercises any New Warrants, it will not be an Enemy of Israel (as such term is defined under the Israeli Trading with the Enemy Ordinance of 1939) nor acting on behalf of or for the benefit of such. Holder further acknowledges that no action will be taken in Israel that would permit the offering of the New Warrants, the ADSs issuable upon exercise of the New Warrants (or the ordinary shares underlying such ADSs) or the distribution of any prospectus or other offering document to the public in Israel, and that the New Warrants and the ADSs issuable upon exercise of the New Warrants (or the ordinary shares underlying such ADSs) were and are issued by way of a private placement and that such securities are subject to the resale restrictions under Section 15C of the Israel Securities Law and Section 5 of the Israeli Securities Regulations (Details Regarding Sections 15A-15C of the Securities Law-1968) – 2000. Holder undertakes to comply with such restrictions with respect to the resale of the securities in Israel, including by way of sale on the Tel Aviv Stock Exchange.

Holder is not a party to any agreement or arrangement, whether written or oral, between the Holder and any of the Company's shareholders as of the date hereof or a corporation in which the Company's shareholders are an Interested Party (as defined in the Companies Law) as of the date hereof, regulating the management of the Company, the shareholders' rights in the Company, the transfer of shares in the Company, including any voting agreements, shareholder agreements or any other similar agreement even if its title is different or has any other relations or agreements with any of the Company's shareholders, directors or officers.

The Holder understands that the New Warrants and the ADSs underlying New Warrants are not, and may never be, registered under the Securities Act, or the securities laws of any state and, accordingly, each certificate, if any, representing such securities shall bear a legend substantially similar to the following:

“THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.”

Certificates evidencing the ADSs and/or Ordinary Shares underlying the New Warrants shall not contain any legend (including the legend set forth above), (i) while a registration statement covering the resale of such ADSs and/or Ordinary Shares effective under the Securities Act, (ii) following any sale of such ADSs pursuant to Rule 144 under the Securities Act, (iii) if such ADSs and/or Ordinary Shares eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such ADSs and without volume or manner-of-sale restrictions, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission and the earliest of clauses (i) through (iv), the “Delegend Date”)). The Company shall cause its counsel to issue a legal opinion to the transfer agent promptly after the Delegend Date if required by the Company and/or the transfer agent to effect the removal of the legend hereunder, which opinion shall be in form and substance reasonably acceptable to the Holder. If such ADSs and/or Ordinary Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such and/or Ordinary Shares shall be issued free of all legends. The Company agrees that following the Delegend Date or at such time as such legend is no longer required under this Section, it will, no later than two (2) Trading Days following the delivery by the Holder to the Company or the transfer agent of a certificate representing the and/or Ordinary Shares underlying the New Warrants issued with a restrictive legend (such second Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to the Holder a certificate representing such shares that is free from all restrictive and other legends or, at the request of the Holder shall credit the account of the Holder’s prime broker with the Depository Trust Company System as directed by the Holder.

In addition to the Holder’s other available remedies, the Company shall pay to a Holder, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of ADSs or Warrant ADSs (based on the VWAP of the ADSs on the date such Warrant ADSs are submitted to the Transfer Agent) delivered for removal of the restrictive legend, $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to the Holder by the Legend Removal Date a certificate representing the securities so delivered to the Company by the Holder that is free from all restrictive and other legends and (b) if after the Legend Removal Date the Holder purchases (in an open market transaction or otherwise) ADSs and/or Ordinary Shares to deliver in satisfaction of a sale by the Holder of all or any portion of the number of ADSs and/or Ordinary Shares, or a sale of a number of ADSs and/or Ordinary Shares equal to all or any portion of the number of ADSs and/or Ordinary Shares that the Holder anticipated receiving from the Company without any restrictive legend, then, an amount equal to the excess of the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the ADSs and/or Ordinary Shares so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the “Buy-In Price”) over the product of (A) such number of Warrant ADSs that the Company was required to deliver to the Holder by the Legend Removal Date multiplied by (B) the lowest closing sale price of the ADSs on any Trading Day during the period commencing on the date of the delivery by the Holder to the Company of the applicable Warrant ADSs (as the case may be) and ending on the date of such delivery and payment under this clause (ii).

From the date hereof until forty-five (45) days after the Closing Date (the “Lock-Up Period”), neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or Ordinary Share Equivalents, other than the offer and issuance of New Warrants to Other Holders (defined below); provided, however, that the Lock-Up Period shall be terminated earlier if and when the aggregate trading volume of the ADSs on the Nasdaq Capital Market following the public announcement of the transactions contemplated hereby exceeds 120 million.

If this offer is accepted by at least 2/3 of the holders of all Existing Warrants (“Closing Threshold”) and the transaction documents are executed by the Execution Time, then on or before 8:00 a.m., Eastern Time, on the Trading Day following the date hereof, the Company shall file a Report on Form 6-K with the Commission disclosing all material terms of the transactions contemplated hereunder, including exhibits containing forms of this letter and the New Warrants. From and after the issuance of such Report on Form 6-K, the Company represents to you that it shall have publicly disclosed all material, non-public information delivered to you by the Company, or any of its respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the issuance of such Report on Form 6-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and you and your Affiliates on the other hand, shall terminate. The Company represents, warrants and covenants that, upon acceptance of this offer, the shares underlying the Existing Warrants shall be issued free of any legends or restrictions on resale by Holder.

No later than the 2nd Trading Days following the date hereof, and subject to the Closing Threshold, the closing shall occur at the offices of H.C. Wainwright & Co., LLC (the “Placement Agent”) or such other location as the parties shall mutually agree. Unless otherwise directed by the Placement Agent, settlement of the ADSs underlying the Existing Warrants shall occur via “Delivery Versus Payment” (“DVP”) (i.e., on the Closing Date, the Company shall issue the ADSs registered in the Holders’ names and addresses and released by the Depositary directly to the account(s) at the Placement Agent identified by each Holder; upon receipt of such ADSs, the Placement Agent shall promptly electronically deliver such ADSs to the applicable Holder, and payment therefor shall be made by the Placement Agent (or its clearing firm) by wire transfer to the Company). The date of the closing of the exercise of the Original Warrants shall be referred to as the “Closing Date”.

The Company acknowledges and agrees that the obligations of the Holders under this letter agreement are several and not joint with the obligations of any other holder or any other holders of warrants to purchase Ordinary Shares represented by ADSs of the Company (each, an “Other Holder”) under any other agreement related to the exercise of such warrants (“Other Warrant Exercise Agreement”), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder or under any such Other Warrant Exercise Agreement. Nothing contained in this letter agreement, and no action taken by the Holders pursuant hereto, shall be deemed to constitute the Holder and the Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and the Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement and the Company acknowledges that the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement or any Other Warrant Exercise Agreement. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this letter agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof until all of the Existing Warrants have been exercised or expire, that none of the terms offered to any Other Holder with respect to any Other Warrant Exercise Agreement (or any amendment, modification or waiver thereof), is or will be more favorable to such Other Holder than those of the Holder and this letter agreement. If, and whenever on or after the date hereof until all of the Existing Warrants have been exercised or expire , the Company enters into an Other Warrant Exercise Agreement, then (i) the Company shall provide notice thereof to the Holder promptly following the occurrence thereof and (ii) the terms and conditions of this letter agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such Other Warrant Exercise Agreement (including the issuance of additional Warrant Shares), provided that upon written notice to the Company at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this letter agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this paragraph shall apply similarly and equally to each Other Warrant Exercise Agreement.

***************

Sincerely yours,

KITOV PHARMA LTD.

By:
Name:
Title:

Accepted and Agreed to:

Name of Holder: ________________________________________________________

Signature of Authorized Signatory of Holder: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Existing Warrants: ______________

Aggregate Warrant Exercise Price: _____________

New Warrants: (110% of total Existing Warrants being exercised): ___________

Beneficial Ownership Blocker: ☐ 4.99% or ☐ 9.99%

DTC Instructions:

Annex A

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

a)	Affirmation of Prior Representations, Warranties and Covenants. The Company hereby represents and warrants to the Holder that the Company’s representations and warranties as set forth in Section 3 of that certain purchase agreement, dated as of March 12, 2020, by and between the Company and the purchasers identified on the signature pages thereto (the “Purchase Agreement”), together with any updates in the Company’s public reports filed with the Commission subsequent to the Purchase Agreement and prior to the date hereof, are true and correct as of the date hereof and have been fully performed as of the date hereof.

b)	Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith other than in connection with the Required Approvals (as such term is defined herein). This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. For the purpose of this letter, Required Approval shall mean: (i) the filing of the Form 6-K required pursuant to this letter, (ii) the filing with the Commission of a Prospectus Supplement, (iii) application(s) to each applicable Trading Market for the listing of the ADSs underlying the New Warrants for trading thereon in the time and manner required thereby, (iv) the filing of Form D with the Commission in connection with the issuance of the New Warrants, (v) filings to and consents from the Israeli Securities Authority and the Tel Aviv Stock Exchange, (vi) filings required by the Israeli Registrar of Companies and (vii) such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

c)	No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any liens, claims, security interests, other encumbrances or defects upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected; or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except, in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect upon the business, prospects, properties, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole, or in its ability to perform its obligations under this letter agreement.

d)	Registration Obligations. The Company shall prepare and file with the Commission a registration statement relating to the resale of the ADSs underlying the New Warrants by the holders of the New Warrants under the Securities Act on or before the 30th calendar day following the date hereof and use commercially reasonable best efforts to cause such registration statement to be declared effective by the Commission as soon as practical.

e)	Trading Market. The transactions contemplated under this letter agreement comply with all the rules and regulations of the Nasdaq Capital Market and Tel Aviv Stock Exchange.